NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

ONE NATIONWIDE PLAZA

COLUMBUS, OHIO 43215-2220

SURRENDER VALUE ENHANCEMENT RIDER

PLEASE READ THIS RIDER CAREFULLY

General Information Regarding this Rider

This Surrender Value Enhancement Rider (“Rider”) is made part of the Policy to which it is attached on the Policy Date. This Rider is only available at the time of application for the Policy. The Rider and surrender value enhancement option elected are irrevocable.

To the extent any provisions contained in this Rider are contrary to or inconsistent with those of the Policy to which it is attached the provisions of this Rider will control the Policy accordingly. Terms not defined in this Rider have the meaning given to them in the Policy.

If this Rider is elected, we may restrict the availability of other optional riders that may otherwise be offered with the Policy. Any restrictions will be stated in the application. This Rider has no cash value and no loan value and does not modify the Specified Amount.

Purpose

When there is an applicable Surrender charge, this Rider provides for a minimum Surrender value upon full Surrender of the Policy that is not an exchange pursuant to section 1035 of the Internal Revenue Code, as amended.

Defined Terms used in this Rider

The following definitions apply to this Rider:

Adjusted Accumulated Premium – The sum of all Premium paid, including any Premium we pay into the Policy pursuant to the Waiver of Premium Rider if applicable, minus: any partial Surrenders, any Indebtedness, any Premium returned to comply with Internal Revenue Code Section 7702 guidelines if applicable.

Enhanced Surrender Value – The greater of:

1.	Policy Value minus: any applicable Surrender charge multiplied by the difference between 100% and the Surrender Charge Waiver Percentage stated in the Policy Specification Pages; or

2.	the lesser of:

a.	the:

i.	Policy Value minus Indebtedness and LTC Benefits Paid, multiplied by the Policy Value Multiple Percentage stated in the Policy Specification Pages; plus Indebtedness and LTC Benefits Paid; minus

ii.	any applicable Surrender charge for the Policy multiplied by the difference between 100% and the Surrender Charge Waiver Percentage stated in the Policy Specification Pages; or

b.	the Adjusted Accumulated Premium.

Policy Surrender Value – Policy Surrender Value means the Net Surrender Value if the base Policy is a universal life insurance policy or Cash Surrender Value if the base Policy is a variable universal life insurance policy

Policy Value – Policy Value means the Accumulated Value if the base Policy is a universal life insurance policy or Cash Value if the base Policy is a variable universal life insurance policy.

Reinstatement

If the Policy to which this Rider is attached lapses, this Rider will terminate and cannot be reinstated.

Specified Amount Increases

Policy Specified Amount increases are not permitted when the elected Policy Value Multiple Percentage stated in the Policy Specification Pages is greater than 100%.

Monthly Rider Charge

This Rider has an associated monthly charge that will be deducted from the Policy Value. This charge rate may include a margin for overall expenses, profit, and the required reserve associated with this Rider.

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The base Policy’s Specified Amount in effect on the Policy Date and any increases of the base Policy Specified Amount are separate segments of coverage. Each segment of coverage will have an applicable monthly charge rate per $1,000 of Specified Amount for the number of Charge Years stated in the Policy Specification Pages. The monthly Rider charge rates are determined by us and are subject to change according to the Changes in Policy Cost Factors section of the Policy. However, the monthly Rider charge rates will never exceed the Guaranteed Maximum Monthly Surrender Value Enhancement Rider Charge Rate per $1,000 of Specified Amount Rate stated in the Policy Specification Pages.

The monthly Rider charge is calculated by multiplying the base Policy’s Specified Amount in effect on the Policy Date and any Specified Amount increase on its Effective Date of Coverage stated in the Policy Specification Pages, respectively, by the applicable monthly charge rate per $1,000 of Specified Amount. Decrease of a segment of coverage will not reduce the Specified Amount used to calculate the monthly Rider charge.

The monthly Rider charge rates may vary by: the Policy the Rider is attached to; elected Surrender Charge Waiver Percentage and Policy Value Multiple Percentage stated in the Policy Specification Pages; the Insured’s (both Insured’s if the Policy is a survivorship policy) Issue Age, sex , rate class, rate type, any rate class multiple, and any monthly flat extra; death benefit option and base Policy Specified Amount in effect on the Policy Date and the amount of any Specified Amount increase; and length of time since the Policy Date.

Rider Benefit

If you submit a written request for a full Surrender that is not an Internal Revenue Code section 1035 exchange while a Surrender charge applies, we will pay the Enhanced Surrender Value minus any Indebtedness and any LTC Benefits Paid.

Termination

This Rider terminates upon the earliest of the following:

1.	the death of the Insured, upon the death of the Surviving Insured if this Rider is attached to a survivorship policy;

2.	the original Policy Maturity Date; or

3.	the date the Policy terminates for any reason.

Secretary	President

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